TREANDA Liquid CRL
6k
July 9, 2013

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA)  was issued a Complete Response Letter from the U.S. Food and Drug Administration (FDA) for TREANDA (bendamustine HCL) Injection which is a new liquid formation of the currently approved TREANDA (bendamustine HCL ) for Injection.

The FDA issues Complete Response Letters to request additional information needed to complete the review of applications for product approval.  This Complete Response Letter related to questions regarding stability data and no additional studies are being requested.

Teva believes that the requested data is already available and will work with the FDA to expedite this part of the process.

TREANDA remains available and is a safe and an effective treatment for patients with indolent B-cell non-Hodgkin lymphoma (NHL) that has progressed during or within six months of treatment with rituximab or a rituximab-containing regimen, and in patients with chronic lymphocytic leukemia (CLL). The efficacy of TREANDA in CLL relative to first line therapies other than chlorambucil has not been established.

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